UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

 Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Petit Thouars 4957, Lima 34,

Miraflores, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 2, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	Stock Representative
Date:	November 2, 2022

AENZA

**Consolidated Results Report**
**Q32022**
**November 02, 2022**

***This management discussion and analysis (MD&A) should be used in combination with the financial statements for the third quarter 2022(Q32022).***

***The aforementioned financial statements can be downloaded from our website:***
***https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados***

## Strategy

*Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.*

*In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership.*

*Our strategy for the next years is to focus on the following initiatives:*

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures.*

## Relevant Information

- *On September 15, 2022, we entered into a Final Agreement on Settlement and Cooperation with the ad hoc Public Prosecutor's Office and the Attorney General's Office. The Company agrees to pay civil compensation to the Peruvian state in the amounts of approximately S/ 480 million. Likewise, the Agreement must be judicially approved.*

- *On October 13, 2022, the Creditor's Meeting of Gasoducto Sur Peruano, a company of which we are shareholders through our subsidiary Negocios de Gas S.A, was held. The aforementioned Creditor's Meeting decided the appointment of its authorities, and approved the dissolution and liquidation of GSP in accordance with the Peruvian Bankruptcy Law.*

# Executive Summary

***At the end of 3Q2022, our projects are developing in a normalized manner and without significant effects related to the COVID-19 sanitary emergency. Thus, in the Infrastructure area, our Norvial concession exceeded pre-pandemic traffic levels and the Line 1 of the Lima Metro, operating at 100% capacity, is recovering pre-pandemic passenger levels. Likewise, the Energy business began the first drilling campaign for Block III in June 2022. Finally, the Engineering and Construction area increased the production volume of its projects under execution and the Real Estate business increased the sale of industrial lots increased.***

| | Subsidiaries | % Revenues | % adj. EBITDA | Type of Service | Term | % AENZA |
|---|---|---|---|---|---|---|
| Infrastructure | Norvial | 5.1% | 20.0% | Concessionaire of Red Vial 5 Highway | 2003-2028 | 67% (i) |
| | Survial | 0.7% | -0.3% | Concessionaire of Nazca-Cuzco Highway | 2007-2032 | 100.00% |
| | Canchaque | 0.2% | 0.2% | Concessionaire of the Bs As-Canchaque Highway | 2006-2025 | 100.00% |
| | UNNA Transporte | 5.3% | 1.0% | Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro. | - | 100.00% |
| | Línea 1 | 8.7% | 29.4% | Line 1 of the Lima Metro: Concessionaire of Line 1 | 2011-2041 | 75.00% |
| | La Chira | 0.1% | 0.2% | La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima | 2010-2037 | 50.00% |
| Energy | UNNA Energía | 13.7% | 29.0% | 95% (consolidated) | | |
| | Upstream Services | 8.7% | 15.5% | Block III | 2015-2045 | 100.00% |
| | | | | Block IV | 2015-2045 | |
| | | | | Block V | 1993-2023 | |
| | Natural Gas Plant | 2.2% | 5.2% | Gas Processing Plant owned by UNNA Energia since 2006 | | |
| | Storage and Distribution | 2.2% | 5.4% | Operation of five fuel terminals in Peru North and Central Fuel Terminals | 2014-2034 | 50.00% |
| Real Estate | Viva | 3.7% | 8.5% | Real estate development company | - | 99.54% (ii) |
| Engineering & Construction | Cumbra Perú | 36.7% | 8.1% | Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction. | - | 98.87% |
| | Vial y Vives | 17.5% | -13.3% | E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013. | - | 94.49% |
| | Morelco | 2.7% | 0.2% | Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry. | - | 100.00% |
| | Cumbra Ingeniería | 4.6% | 2.0% | Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics. | - | 89.41% (iii) |

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the share capital in Viva is held by our subsidiary Cumbra.
(iii) 57.7% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state.

*__Note__: The Consolidated Results Report presents the accumulated figures as of 3Q2021 and 3Q2022. References made to "3Q2021", "3Q2022" and "Third Quarter" are made to the period of nine months from January 01 to September 30 of the corresponding year.*

# 3Q2022 Financial Highlights

- ✓ *The Group achieved Revenues of **S/ 3,180 MM** during 3Q2022, 16.0% higher than the result obtained in 3Q2021*
- ✓ *Gross Profit amounted to **S/ 313 MM** in 3Q2022, a 11.4% increase compared to 3Q2021*
- ✓ *Consolidated Adjusted EBITDA was **S/ 404 MM** in 3Q2022, 19.6% higher than the result obtained in 3Q2021*
- ✓ *A Net Loss of **S/ 332 MM** was registered in 3Q2022, 220.4% higher than the result obtained in 3Q2021*
- ✓ *Backlog amounted to **US$ 1,170 MM** as of 3Q2022 and the recurrent businesses amounted to **US$ 809 MM,** reaching a total of **US$ 1,979 MM** Backlog plus recurrent businesses, equivalent to **1.76x** the annual revenues*

**QUARTERLY REVENUES**
**(S/ MM)**


938
1,206
1,049
1,050
1,081
3Q 21
4Q 21
1Q 22
2Q 22
3Q 22

**QUARTERLY ADJUSTED EBITDA**
**(S/ MM)**


105
134
139
139
125
3Q 21
4Q 21
1Q 22
2Q 22
3Q 22

**REVENUES BY SEGMENT**
as of 3Q2022


4%
14%
20%
62%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

**GROSS PROFIT BY SEGMENT**
as of 3Q2022


10%
26%
50%
14%
0%
20%
40%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

**ADJUSTED EBITDA BY SEGMENT**
as of 3Q2022


10%
34%
59%
-4%
-20%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

# Consolidated Results

Revenues

Sales at the end of 3Q2022 reached S/ 3,180.1 MM, 16.0% higher than the figure reported at the end of 3Q2021. In the Energy area, sales increased due to higher oil prices, LPG, and CGN prices. In the Infrastructure area, sales increased mainly due to an increase in Norvial's traffic, and in Line 1 due to tariff indexation. Likewise, Engineering and Construction sales increased mainly due to the higher production volume in the projects under execution, mainly due to the Quellaveco project with Angloamerican, and the contracts with LAP for the construction of the 2nd runway and the Jorge Chavez airport terminal.

Gross Profit

Consolidated Gross Profit increased 11.4% in 3Q2022, mainly due to the Infrastructure business (Line 1 and Norvial), Real Estate due to the sale of industrial lots, and Energy due to the increase in oil prices, partially offset by lower productivity in the MAPA project in Chile and the provision of US$ 11.2 MM due to the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009. Gross margin was lower in 3Q2022 (9.9%) vs. 3Q2021 (10.3%).

Operational Income

Administrative expenses at the end of 3Q2022 decreased 13.4% vs. 3Q2021, reaching 3.4% of sales compared to 4.6% at the end of 3Q2021. The decrease in general expenses was mainly due to several reorganization processes implemented during 2021.

Other Operating Expenses at the end of 3Q2022 registered the provision related to the Plea Agreement. In accordance with accounting standards, in previous quarters it had been recorded at discounted value. This provision is recorded in line with the signing of the Final Plea Agreement between the Company, the Attorney General's Office and the Public Prosecutor's Office in September 2022. Likewise, the total provision is recorded in AENZA S.A.A. In this regard, a provision is recorded in Holding (S/ 314.4 MM), partially offset by the reversal of the provision in Cumbra (S/ 43 MM) and Unna Transporte (S/ 24.5 MM). Additionally, Other Operating Expenses recorded a provision in the Chavimochic project for S/ 7.5 MM for the impairment of the investment.

As a result, Operating Income decreased in 3Q2022 compared to 3Q2021, with a margin of –1.6% in 3Q2022 vs. 5.4% in 3Q2021.

Financial Expenses

In 3Q2022, net Financial Expenses increased by 20.9% vs. 3Q2021, mainly due to interest payments related to the Convertible Bond and the Bridge Loan. Also, it includes the restatement of the present value of the account receivable related to the Gasoducto Sur Peruano project (S/ 63.3 MM).

The dollar went from 4.136 in 3Q2021 to 3.9840 in 3Q2022. Considering the net position of assets and liabilities in dollars, this generates a positive impact on the exchange difference.

Net income

Consolidated Net Loss in 3Q2022 was S/ 331.5 MM. The net margin went from –3.8% in 3Q2021 to –10.4% in 3Q2022.

EBITDA

Adjusted EBITDA in 3Q2022 increased 19.6% compared to 3Q2021, going from S/ 337.7 MM to S/ 403.7 MM.

Further details on the variations in figures are described in each of the business areas shown next.

| Income Statement (Thousands of S/) | 3Q2021 | 3Q2022 | Var % |
|---|---|---|---|
| Revenues | 2,742,324 | 3,180,063 | 16.0% |
| **GROSS PROFIT** | **281,205** | **313,256** | **11.4%** |
| Administrative expenses | (125,795) | (108,931) | -13.4% |
| Other income and expenses, net | (6,572) | (256,075) | 3796.5% |
| **OPERATIONAL INCOME** | **148,838** | **(51,750)** | **-134.8%** |
| Financial (expense) income, net | (157,314) | (190,169) | 20.9% |
| Participation in Associates | 2,422 | 1,686 | -30.4% |
| Exchange rate difference | (13,656) | 2,075 | -115.2% |
| **PROFIT BEFORE INCOME TAX** | **(19,710)** | **(238,158)** | **-1108.3%** |
| Income tax | (39,233) | (52,669) | 34.2% |
| Non-controlling interest | (23,546) | (40,717) | -72.9% |
| **NET INCOME** | **(103,486)** | **(331,544)** | **-220.4%** |
| **EBITDA** | **278,648** | **342,833** | **23.0%** |
| **Adjusted EBITDA** | **337,651** | **403,692** | **19.6%** |

| Financial Ratios | 3Q2021 | 3Q2022 |
|---|---|---|
| Gross Margin | 10.3% | 9.9% |
| Operating Margin | 5.4% | -1.6% |
| Net Margin | -3.8% | -10.4% |
| EBITDA Margin | 12.3% | 12.7% |
| Financial Liabilities | 1,979,663 | 1,817,524 |

| Balance Sheet (Thousands S/) | 3Q2021 | 3Q2022 |
|---|---|---|
| Current Assets | 3,016,020 | 2,848,802 |
| Non Current Assets | 3,351,907 | 3,231,379 |
| **Total Assets** | **6,367,927** | **6,080,181** |
| Current Liabilities | 2,932,076 | 2,684,556 |
| Non Current Liabilities | 1,978,971 | 1,945,831 |
| **Total Liabilities** | **4,911,047** | **4,630,387** |
| Equity | 1,165,252 | 1,198,866 |
| Minority Interests | 291,629 | 250,928 |
| **Total Equity** | **1,456,881** | **1,449,794** |
| **Total Liabilities and Equity** | **6,367,927** | **6,080,181** |

| EBITDA (Thousand of S/) | 3Q2022 |
|---|---|
| Initial EBITDA | 80,884 |
| **Extraordinary adjustments to EBITDA** | **261,949** |
| *Civil damages* | 244,708 |
| *Impairments - Chavimochic* | 7,489 |
| *Impairment (accounts receivable)* | 7,349 |
| *Impairment of goodwill - Vial y Vives- DSD* | 2,403 |
| **EBITDA** | **342,833** |
| Line 1 adjustment * | 52,338 |
| Viva adjustment * | 8,522 |
| **adjusted EBITDA** | **403,692** |

*More information in Annex - Section ii)

CAPEX

As of 3Q2022, 74.4% of CAPEX corresponds to the energy business and 20.5% to the Infrastructure business. The CAPEX related to the Energy Business corresponds to the drilling of wells in Blocks III and IV. Likewise, 76.9% of the Infrastructure CAPEX corresponds to Line 1, mainly related to infrastructure and rolling stock spare parts.

As of 3Q2021, 91.6% of the Infrastructure CAPEX corresponds to Line 1, related to infrastructure and rolling stock spare parts. 62.4% of the Energy Business CAPEX corresponds to the drilling of wells.

| CAPEX (Thousands of US$) | 3Q2021 | 3Q2022 | Var % |
|---|---|---|---|
| Infrastructure | 10,074 | 8,343 | -17.2% |
| Energy | 6,300 | 30,247 | 380.1% |
| Engineering & Construction | 2,498 | 2,069 | -17.2% |
| Real Estate | - | - | - |
| Holding | 232 | - | -100.0% |
| **Consolidated** | **19,105** | **40,659** | **112.8%** |

# Consolidated Results

Backlog

Consolidated Backlog (US$ 1,170 MM) plus the Recurrent Businesses (US$ 809 MM) amounted to a total backlog of US$ 1,979 MM at the end of 3Q2022, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 1.76 years.

From the total Backlog registered at the end of 3Q2022, US$ 278.8 MM will be executed during 2022, US$ 574.3 MM during 2023 and US$ 317.0 MM during 2024. From the recurrent businesses US$ 61.2 MM in 2022, US$ 244.2 MM during 2023 and US$ 503.3 MM in 2024.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

During 3Q2022, our subsidiary Cumbra in E&C was awarded a lump sum contract with Buenaventura for US$87 MM for the execution of earthworks services for the construction of platforms and the construction of a water dam for the San Gabriel project.

In addition, during 4Q2022 our E&C subsidiary Morelco was awarded an EPC contract with Ecopetrol for US$ 213 MM for the development of an integral solution for the treatment facilities and auxiliary services of the Santa Monica plant in Colombia. This contract is not included in the 3Q2022 backlog.

For further details on the backlog, please go to the appendix page.

**Consolidated Backlog**
**(US$ MM)**


1,938
1,935
2,035
1,998
1,979
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2,000
1,500
1,000
500
0
603
651
799
816
809
2.12
1.96
1.96
1.87
1.76
1,335
1,285
1,236
1,182
1,170
3Q21
4Q21
1Q22
2Q22
3Q22
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

**Backlog by Business Segment**
3Q2021 vs. 3Q2022


Energy
23%
Engineering &
Construction
46%
Real Estate
2%
Infrastructure
29%
Energy
30%
Engineering &
Construction
33%
Real Estate
3%
Infrastructure
34%

**Backlog by Sector**
3Q2021 vs. 3Q2022


Others;
0.8%
Mining
Projects; 21%
Transport; 45%
Oil and Gas;
31%
Water and
Sewage; 0.2%
Real Estate;
3%
Others
0.1%
Mining Projects
15%
Transport
44%
Oil and Gas
38%
Real Estate
3%
Water and
Sewage
0.2%

**Backlog by Type of Client**
3Q2021 vs. 3Q2022


Private
52%
Concessions
44%
Public
4%
Concessions
57%
Private
38%
Public
5%

**Backlog by Geography**
3Q2021 vs. 3Q2022


Chile
10%
Colombia
3%
Peru
87%
Chile
6%
Colombia
5%
Peru
89%

Composition of Indebtedness

Consolidated Financial Liabilities at the end of 3Q2022 amounted to US$ 456.2 MM (S/ 1,817.5 MM).

Of the total Financial Debt, US$ 25.8 MM corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 250.2 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. Likewise, US$ 120.4 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 44.7 MM correspond to the accounting record according to IFRIC of the sale of 48.8% of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares. Additionally, US$ 15.1 MM correspond to leasings under IFRS 16.

**Debt by Business Unit**


Engineering & Construction 3%
Holding 29%
Norvial dividend monetization 10%
Real Estate 3%
Energy 8%
Infraestructure 47%

**Debt by Currency**


Chilean peso; 0.4%
Colombian peso; 0.5%
US Dollars; 48.5%
Soles; 50.6%

**Financial Liabilities (US$ Thousands)**

| | 3Q2021 | 4Q2021 | 1Q2022 | 2Q2022 | 3Q2022 |
|---|---|---|---|---|---|
| Working Capital + Leasing | 64,562 | 58,695 | 50,706 | 27,107 | 25,759 |
| Project Finance | 247,113 | 256,156 | 270,139 | 260,179 | 250,187 |
| Corporate Debt | 417 | - | - | - | - |
| **Total banking debt** | **312,092** | **314,851** | **320,845** | **287,286** | **275,946** |
| Convertible bond | 87,634 | 89,047 | - | - | - |
| Bridge Loan | - | - | - | 119,314 | 120,386 |
| **Total financial debt** | **399,726** | **403,898** | **320,845** | **406,600** | **396,331** |
| Accounting record (IFRIC) for the sale of economic rights of Norvial | 40,990 | 41,490 | 42,323 | 44,439 | 44,734 |
| Leasings (IFRS 16) | 9,456 | 15,047 | 16,055 | 15,013 | 15,141 |
| **Total** | **450,171** | **460,436** | **379,223** | **466,052** | **456,206** |

**Maturity of Financial Liabilities (US$ Thousands)**


170,304
40,522
96,650
148,730
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 3Q2022 amount to US$ 505.4 MM (S/ 2,013.3 MM).

**Surety Bonds by Business Unit**


Energy 11%
Real Estate 1%
Infrastructure 19%
Engineering & Construction 69%

**Surety Bonds by Type**


Finished Works - Performance Bond 10%
Others 3%
Advance Payment 16%
Performance Bond 71%

# Infrastructure

Revenues
Infrastructure sales in 3Q2022 increased 6.7% vs. 3Q2021. Norvial's revenues increased due to higher traffic and tariff indexation, and Line 1 revenues due to tariff indexation. This was partially offset by lower additional works in Canchaque.

Norvial
Norvial Revenues increased 20.8% from S/ 141.8 MM in 3Q2021 to S/ 171.3 MM in 3Q2022. The increase in revenues was mainly due to higher traffic compared to 3Q2021 and an increase in the toll rate.

Revenues from lightweight vehicles increased 15.2% in 3Q2022 from S/ 35.8 MM in 3Q2021 to S/ 41.3 MM in 3Q2022, with an increase of 6.1% of vehicles transiting the road. In addition, revenues from heavyweight traffic increased 17.3% from S/ 95.0 MM in 3Q2021 to S/ 111.4 MM in 3Q2022, with an increase of 7.8% of vehicles transiting the road.

Line 1 of the Lima Metro
Line 1 Revenues increased 12.5% compared to the sales reported in 3Q2021, due to an increase in the tariff.

The Gross Profit of the Infrastructure area increased 34.4% from S/ 125.5 MM in 3Q2021 to S/ 168.7 MM in 3Q2022, reporting a gross margin of 24.8% as of 3Q2022. The increase is mainly explained by higher traffic in Norvial, and higher prices due to tariff indexation in Norvial and Line 1.

Administrative expenses decreased 15.5% in 3Q2022 compared to 3Q2021, reaching 3.0% of sales compared to 3.8% at the end of 3Q2021. The decrease was due to the reduction in personnel costs.

Other Operating Income in 3Q2022 registered the reversal of the provision for the Plea Agreement in Unna Transporte for S/ 24.5 MM, due to the fact that the recording is made in the Holding Company. This was partially offset by the provision for labor proceedings in Norvial.

The net exchange rate difference decreased in 3Q2022 compared to 3Q2021. In 3Q2021, an exchange loss was recorded in Line 1, due to a higher asset position in dollars.

Net Income reached S/ 87.8 MM in 3Q2022, reporting an increase of 112.0% compared to 3Q2021. This is explained by the results described above, registering a net margin of 12.9%, higher than the 6.5% margin of 3Q2021.

Adjusted EBITDA was S/ 243.5 MM in 3Q2022, with an EBITDA margin of 35.8%. Of the total EBITDA of the Infrastructure area, 58% corresponds to Line 1 of the Lima Metro and 40% to Norvial.

| Income Statement (Thousands of S/) | 3Q2021 | 3Q2022 | Var % |
|---|---|---|---|
| Revenues | 637,527 | 680,210 | 6.7% |
| **GROSS PROFIT** | **125,540** | **168,749** | **34.4%** |
| Administrative expenses | (24,005) | (20,293) | -15.5% |
| Other income and expenses, net | 1,299 | 23,287 | 1692.7% |
| **OPERATIONAL INCOME** | **102,834** | **171,743** | **67.0%** |
| Financial (expense) income, net | (21,867) | (19,179) | -12.3% |
| Participation in Associates | - | - | 0.0% |
| Exchange rate difference | (1,098) | (348) | -68.3% |
| **PROFIT BEFORE INCOME TAX** | **79,869** | **152,216** | **90.6%** |
| Income tax | (22,932) | (39,742) | 73.3% |
| Non-controlling interest | (15,517) | (24,663) | -58.9% |
| **NET INCOME** | **41,420** | **87,811** | **112.0%** |
| | | | |
| **EBITDA** | **148,763** | **191,129** | **28.5%** |
| **Adjusted EBITDA** | **196,347** | **243,466** | **24.0%** |

| Financial Ratios | 3Q2021 | 3Q2022 |
|---|---|---|
| Gross Margin | 19.7% | 24.8% |
| Operating Margin | 16.1% | 25.2% |
| Net Margin | 6.5% | 12.9% |
| EBITDA Margin | 30.8% | 35.8% |
| Financial Liabilities | 890,002 | 863,161 |

| Norvial ( M S/) | 3Q 2021 | 3Q 2022 |
|---|---|---|
| Revenues | 141,816 | 171,264 |
| Revenues from operation | 130,920 | 152,651 |
| -Lightweight vehicles | 35,807 | 41,257 |
| -Heavyweight vehicles | 94,950 | 111,394 |
| Construction Revenues | 10,896 | 18,613 |
| EBITDA | 81,871 | 96,257 |
| EBITDA from operation | 81,307 | 95,770 |
| EBITDA from construction | 564 | 487 |
| Lightweight traffic (units) | 5,025,324 | 5,329,405 |
| Heavyweight traffic (units) | 3,223,079 | 3,476,044 |

| Line 1 (M S/) | 3Q 2021 | 3Q 2022 |
|---|---|---|
| Revenues | 260,366 | 292,796 |
| Revenues from operation | 260,366 | 292,796 |
| PKT2 | 166,497 | 189,089 |
| PKT3 | 92,236 | 104,757 |
| PKTA | 9,150 | 6,653 |
| Construction Revenues | - | - |
| EBITDA | 106,499 | 141,591 |
| EBITDA from operation | 106,499 | 141,591 |
| EBITDA from construction | - | - |
| Total km travelled | 3,884,993 | 3,785,581 |
| Trains (units) | 44 | 44 |

# Infrastructure

## Revenues (Million of S/)


3Q2021
142
186
260
46
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque
3Q2022
171
181
293
32
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

## EBITDA (Million of S/)


3Q2021
82
5
106
3
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque
3Q2022
96
5
142
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

## Net Income (Million of S/)


3Q2021
14
-3
27
3
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque
3Q2022
21
23
44
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

<u>Backlog.</u>
The Infrastructure Area reported a Backlog of US$ 541.8 MM in 3Q2022, and a total of US$ 197.3 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 61.7 MM in 2022, US$ 190.1 MM in 2023 and US$ 290.1 MM in 2024. In Norvial, US$ 18.0 MM will be executed in 2022, US$ 60.4 MM in 2023 and US$ 118.9 MM in 2024.

**Backlog (Million of US$)**
as of 3Q2022


800
600
400
200
-
154
449
165
446
194
493
205
516
197
542
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022
Backlog
Norvial

# Energy

Energy Business Revenues increased by 23.3% from S/ 376.6 MM in 3Q2021 to S/ 464.3 MM in 3Q2022, mainly due to higher oil prices. As of 3Q2022, 63% sales correspond to the Upstream Services business, 16% to the Gas Plant, 16% to the Storage and Distribution business and 5% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

Upstream Services revenues as of 3Q2022 were 30.6% higher than the figures reported in 3Q2021. The average oil price went from US$ 65.73/bbl in 3Q2021 to US$ 95.91/bbl in 3Q2022, which offset the lower production of barrels per day (from 2,968 BPD in 3Q2021 to 2,852 BPD in 3Q2022) due to the suspension of well drilling as a consequence of the pandemic until 3Q2021. On June 21, 2022, the first drilling campaign for Block III began. On the other hand, the drop in gas production from 6.77 MPCD in 3Q2021 to 4.69 MPCD in 3Q2022 was due to the termination of Block I concession in December 2021.

Revenues associated with the Natural Gas Plant increased 9.2% in 3Q2022 compared to 3Q2021, mainly due to higher LPG price in 3Q2022 (US$ 65.49/bbl) vs. 3Q2021 (US$ 57.47/bbl).

Revenues related to the Storage and Distribution business increased 4.4% in 3Q2022 compared to 3Q2021 due to the annual tariff adjustment and higher storage and distribution.

The Gross Profit of the Energy area increased from S/ 82.9 MM in 3Q2021 to S/ 88.2 MM in 3Q2022, reporting a gross margin of 19.0% as of 3Q2022. The increase is mainly explained by the increase in the price of oil, LPG and CGN and the increase in the tariffs of the Storage and Distribution business.

Administrative expenses were similar in 3Q2022 compared to 3Q2021, reaching 2.2% of sales compared to 2.8% at the end of 3Q2021.

Other Operating Income in 3Q2022 recorded an accounting adjustment for the valuation of abandoned wells and facilities.

Financial Expenses increased by 47.2% related to a loan of US$ 15 MM for the investments in the upstream business.

Net Income reached S/ 43.2 MM in 3Q2022, reporting an increase of 0.9% compared to 3Q2021. This is explained by the results described above, registering a net margin of 9.3%, lower than the 11.4% margin of 3Q2021.

EBITDA was S/ 139.7 MM in 3Q2022, with an EBITDA margin of 30.1%.

| Income Statement (Thousands of S/) | 3Q2021 | 3Q2022 | Var % |
|---|---|---|---|
| Revenues | 376,616 | 464,289 | 23.3% |
| **GROSS PROFIT** | **82,927** | **88,183** | **6.3%** |
| Administrative expenses | (10,500) | (10,090) | -3.9% |
| Other income and expenses, net | (2,434) | 5,529 | -327.2% |
| **OPERATIONAL INCOME** | **69,993** | **83,622** | **19.5%** |
| Financial (expense) income, net | (8,491) | (12,496) | 47.2% |
| Participation in Associates | 2,046 | 2,347 | 14.7% |
| Exchange rate difference | 2,494 | (1,274) | 151.1% |
| **PROFIT BEFORE INCOME TAX** | **66,042** | **72,199** | **9.3%** |
| Income tax | (18,248) | (23,375) | 28.1% |
| Non-controlling interest | (4,956) | (5,598) | -13.0% |
| **NET INCOME** | **42,838** | **43,226** | **0.9%** |
| **EBITDA** | **126,935** | **139,727** | **10.1%** |

| Financial Ratios | 3Q2021 | 3Q2022 |
|---|---|---|
| Gross Margin | 22.0% | 19.0% |
| Operating Margin | 18.6% | 18.0% |
| Net Margin | 11.4% | 9.3% |
| EBITDA Margin | 33.7% | 30.1% |
| Financial Liabilities | 143,510 | 150,305 |

| Energy Business (M S/) | 3Q 2021 | 3Q 2022 |
|---|---|---|
| Revenues | 376,616 | 464,289 |
| EBITDA | 126,935 | 139,727 |
| Upstream Services | | |
| Revenues | 224,846 | 293,667 |
| EBITDA | 65,119 | 74,516 |
| Oil production (Bpd average) | 2,968 | 2,852 |
| Gas production (MCFPD average ) | 6.77 | 4.69 |
| Oil price (average US$) | 65.73 | 95.91 |
| Natural Gas Plant | | |
| Revenues | 66,972 | 73,151 |
| EBITDA | 22,348 | 25,170 |
| MMCFPD (average) | 29.57 | 30.92 |
| LPG price (average US$) | 57.47 | 65.49 |
| CNG price (average US$) | 68.19 | 78.06 |
| Terminales (Storage and Distribution) | | |
| Revenues | 71,371 | 74,481 |
| Distribution Revenues | 25,163 | 40,783 |
| Storage Revenues | 39,735 | 26,445 |
| EBITDA | 26,123 | 26,113 |

**Revenues (Million of S/.)**
3Q2021 vs 3Q2022


377
464
3Q2021
3Q2022

**EBITDA (Million of S/.)**
3Q2021 vs 3Q2022


127
140
3Q2021
3Q2022

**Net Income (Million of S/.)**
3Q2021 vs 3Q2022


43
43
3Q2021
3Q2022

Backlog
The Backlog of the Energy Area as of 3Q2022 was US$ 647.8 MM.

The total Backlog will be executed as follows: US$ 48.8 MM in 2022, US$ 194.1 MM in 2023 and US$ 404.9 MM in 2024.

**Backlog (Million of US$)**
as of 3Q2022


700
600
500
400
300
200
100
-
478
511
640
658
648
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022

# Real Estate

Revenues in 3Q2022 were lower than those reported in 3Q2021. Units delivered in 3Q2022 were lower than in 3Q2021 (720 units vs. 855 units). Deliveries of the main projects in the pipeline will be completed in the last quarter of the year. Likewise, housing units sold in 3Q2022 were lower than in 3Q2021 (826 units vs. 1,084 units).

We have a total of 7 projects in execution in the housing sector: Los Parques del Callao, Los Parques de Comas Techo Propio, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Los Parques del Mar and Parques de Huancayo.

90% of the projects are being executed in Lima, while 10% are being executed in the province.

The increase in Gross Profit in 3Q2022 (+62.3%) is mainly explained by a higher margin related to an increase in the sale of industrial lots vs. 3Q2021. The sale of industrial lots has a substantially higher margin than housing units, and during 2021 no land was sold in Almonte due to the pandemic. Gross Margin increased from 14.6% in 3Q2021 to 27.3% in 3Q2022.

Administrative expenses in 3Q2022 decreased 7.4% compared to 3Q2021, mainly due to lower personnel costs.

Other Operating Expenses increased mainly due to a provision made in the accounts receivable of Ancon Project for S/ 5.8 MM, offset by the sale of the Line 1 stands business owned by Viva and the recovery of an alcabala in the Almonte project.

The reduction in Net Financial Expenses in 3Q2022 (-30.5%) is explained by an increase in Financial Income related to the lot business, a project in the traditional housing business, an accounting adjustment of the present value of the accounts receivable of the Ancon project for S/ 5.8 MM, and lower financial expenses due to the amortization of debt. This is partially offset by an accounting adjustment of the present value of the accounts receivable of the Panorama project for S/ 6.0 MM.

| Income Statement (Thousands of S/) | 3Q2021 | 3Q2022 | Var % |
|---|---|---|---|
| Revenues | 144,734 | 125,167 | -13.5% |
| **GROSS PROFIT** | **21,085** | **34,218** | **62.3%** |
| Administrative expenses | (10,941) | (10,132) | -7.4% |
| Other income and expenses, net | 992 | (2,902) | 392.5% |
| **OPERATIONAL INCOME** | **11,136** | **21,184** | **90.2%** |
| Financial (expense) income, net | (7,170) | (4,980) | -30.5% |
| Participation in Associates | 830 | 703 | -15.3% |
| Exchange rate difference | 820 | (750) | 191.5% |
| **PROFIT BEFORE INCOME TAX** | **5,616** | **16,157** | **187.7%** |
| Income tax | (1,850) | (5,481) | 196.3% |
| Non-controlling interest | (5,291) | (10,486) | -98.2% |
| **NET INCOME** | **(1,525)** | **190** | **112.5%** |
| | | | |
| **EBITDA** | **17,882** | **32,469** | **81.6%** |
| **Adjusted EBITDA** | **29,302** | **40,991** | **39.9%** |

| Financial Ratios | 3Q2021 | 3Q2022 |
|---|---|---|
| Gross Margin | 14.6% | 27.3% |
| Operating Margin | 7.7% | 16.9% |
| Net Margin | -1.1% | 0.2% |
| EBITDA Margin | 20.2% | 32.7% |
| Financial Liabilities | 81,977 | 58,712 |

| Delivered Housing Units | 3Q 2021 | 3Q 2022 |
|---|---|---|
| Delivered Housing Units | | |
| Affordable Housing | 792 | 694 |
| Traditional Housing | 62 | 24 |
| Others | 1 | 2 |
| Delivered Housing Units (M S/) | | |
| Affordable Housing | 114,349 | 99,583 |
| Traditional Housing | 16,071 | 8,074 |
| Others | 14,314 | 17,510 |

The Exchange rate difference is explained by the decrease in the exchange rate, which generated a loss on the dollar position held by the company in the Panorama project and in Almonte in 3Q2022.

Net Loss went from S/ 1.5 MM in 3Q2021 to a Net Income of S/ 0.2 MM in 3Q2022. Adjusted EBITDA was S/ 41.0 MM in 3Q2022, with a margin of 32.7%.

**Revenues (Million of S/)**
3Q2021 vs 3Q2022


145
125
3Q2021
3Q2022

**EBITDA (Million of S/)**
3Q2021 vs 3Q2022


29
41
3Q2021
3Q2022

**Net Income (Million of S/)**
3Q2021 vs 3Q2022


0
3Q2021
3Q2022
-2

**Housing units delivered and sold**


439
350
304
297
225
660
275
173
296
251
3Q 21
4Q 21
1Q 22
2Q 22
3Q 22
Delivered Housing Units
Sold Housing Units

**Backlog (Million of US$)**
as of 3Q2022


80
60
40
20
-
51
45
56
53
59
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022

Backlog
The Backlog of the Real Estate Area as of 3Q2022 was US$ 59.0 MM. The projects included in the Backlog are: Parque Comas, Carabayllo, Los Parques del Mar, among others.

The total of the Backlog will be executed as follows: US$ 26.1 MM in 2022 and US$ 32.9 MM in 2023.

# Engineering and Construction

The Engineering and Construction Area reflected a 16.9% increase in sales in 3Q2022 vs. 3Q2021, due to the higher production volume in the projects under execution mainly in Cumbra in the Quellaveco project, and the contracts with LAP for the construction of the 2nd runway and the new Terminal of the Jorge Chavez airport in Lima. This was partially offset by lower activity in Cumbra Ingeniería in the GoldFields and Talara projects.

Gross Profit decreased by 40.4% in 3Q2022, decreasing the area's gross margin from 4.5% in 3Q2021 to 2.3% in 3Q2022. The lower profit recorded in 3Q2022 was mainly due to lower productivity in the MAPA project in Chile and the provision of US$ 11.2 MM due to the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009.

Administrative expenses decreased from S/ 92.2 MM in 3Q2021 to S/ 83.1 MM in 3Q2022, mainly due to several reorganization processes carried out during 2021.

Other Operating Income in 3Q2022 records the reversal of the plea agreement provision for S/ 43 MM, because the recording is registered in the Holding company. Additionally, in 3Q2022 an impairment of the trademark in Vial y Vives-DSD for S/ 2.4 MM is recorded. In 3Q2021, Other Operating Expenses registered the sale of machinery and equipment at lower book value.

| Income Statement (Thousands of S/) | 3Q2021 | 3Q2022 | Var % |
|---|---|---|---|
| Revenues | 1,783,054 | 2,084,879 | 16.9% |
| **GROSS PROFIT** | **80,019** | **47,702** | **-40.4%** |
| Administrative expenses | (92,214) | (83,104) | -9.9% |
| Other income and expenses, net | (3,224) | 38,701 | -1300.4% |
| **OPERATIONAL INCOME** | **(15,419)** | **3,299** | **121.4%** |
| Financial (expense) income, net | (48,034) | (41,480) | -13.6% |
| Participation in Associates | (1,712) | 121 | 107.1% |
| Exchange rate difference | (30,063) | (11,405) | -62.1% |
| **PROFIT BEFORE INCOME TAX** | **(95,228)** | **(49,465)** | **48.1%** |
| Income tax | 7,596 | (770) | 110.1% |
| Non-controlling interest | 3,104 | 20 | -99.4% |
| **NET INCOME** | **(84,528)** | **(50,215)** | **40.6%** |
| **EBITDA** | **12,116** | **(14,633)** | **-220.8%** |

| Financial Ratios | 3Q2021 | 3Q2022 |
|---|---|---|
| Gross Margin | 4.5% | 2.3% |
| Operating Margin | -0.9% | 0.2% |
| Net Margin | -4.7% | -2.4% |
| EBITDA Margin | 0.7% | -0.7% |
| Financial Liabilities | 194,707 | 45,743 |

As a consequence of the results explained above, the operating result was S/ 3.3 MM as of 3Q2022, with an operating margin of 0.2%.

Financial Expenses decreased 13.6% in 3Q2022, from S/ 48.0 MM in 3Q2021 to S/ 41.5 MM in 3Q2022. This is mainly explained by the amortization of the syndicated loan with the funds of the convertible bond in 2021 and the bridge loan in April 2022, and the amortization of the debt with Santander in relation to the Tecnicas Reunidas project.

The exchange rate difference is mainly explained by the dollar position of assets and liabilities and the revaluation of the sol in the period.

The Net Loss was S/ 50.2 MM in 3Q2022, with a Net Margin of –2.4%. EBITDA was - S/ 14.6 MM in 3Q2022, equivalent to a margin of -0.7%, explained by the operating results described above.

**Revenues (Million of S/.)**
3Q2021 vs 3Q2022


209
1,574
157
1,928
3Q2021
3Q2022
Cumbra Ingeniería
Cumbra

**EBITDA (Million of S/.)**
3Q2021 vs 3Q2022


11
1
9
-24
3Q2021
3Q2022
Cumbra
Cumbra Ingeniería

**Net Income (Million of S/.)**
3Q2021 vs 3Q2022


0
3
3Q2021
3Q2022
-85
-53
Cumbra
Cumbra Ingeniería

<u>Backlog.</u> The Engineering and Construction segment reported a Backlog of US$ 702.6 MM as of 3Q2022 which will be executed as follows: US$ 201.9 MM in 2022, US$ 396.4 MM in 2023, and US$ 104.3 MM in 2024.

During 3Q2022, our subsidiary Cumbra was awarded a lump sum contract with Buenaventura for US$ 87 MM for the execution of earthwork services for the construction of platforms and the construction of a water dam for the San Gabriel project. Also, during 4Q2022 our subsidiary Morelco was awarded an EPC contract with Ecopetrol for US$ 213 MM for the development of an integral solution for the treatment facilities and auxiliary services of the Santa Monica plant in Colombia. This contract is not included in 3Q2022 backlog.

**Backlog (Million of US$)**
as of 3Q2022


1,250
1,000
750
500
250
-
950
907
806
740
703
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022

**Backlog by Type of Contract**


Lump SUM
1%
EPC
15%
Unit Prices
85%

# Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

| | Infrastructure | | | | | | Energy | Engineering & Construction | | Real Estate | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Income Statement (Thousands of S/)** | NORVIAL | SURVIAL | UNNA Transporte | CANCHAQUE | LINEA 1 | LA CHIRA | UNNA Energia | CUMBRA | CUMBRA Ingenieria | VIVA | AENZA |
| Revenues | 171,278 | 25,041 | 180,511 | 7,350 | 292,796 | 3,234 | 464,289 | 1,927,739 | 157,140 | 125,167 | 3,180,063 |
| **GROSS PROFIT** | **61,642** | **255** | **5,381** | **2,140** | **97,627** | **1,704** | **88,183** | **30,843** | **16,859** | **34,218** | **313,256** |
| Administrative expenses | (3,304) | (1,528) | (5,951) | (1,174) | (7,779) | (557) | (10,090) | (72,411) | (10,693) | (10,132) | (108,931) |
| Other income and expenses, net | (2,479) | (105) | 26,714 | (1) | (842) | - | 5,529 | 38,430 | 271 | (2,902) | (259,857) |
| **OPERATIONAL INCOME** | **55,859** | **(1,378)** | **26,144** | **965** | **89,006** | **1,147** | **83,622** | **(3,138)** | **6,437** | **21,184** | **(51,750)** |
| Financial (expense) income, net | (15,663) | (359) | 191 | (218) | (3,160) | 30 | (12,496) | (40,138) | (1,342) | (4,980) | (190,169) |
| Participation in Associates | - | - | - | - | - | - | 2,347 | 121 | - | 703 | 1,686 |
| Exchange rate difference | (60) | 703 | (108) | (101) | (770) | (12) | (1,274) | (11,765) | 360 | (750) | 2,075 |
| **PROFIT BEFORE INCOME TAX** | **40,136** | **(1,034)** | **26,227** | **646** | **85,076** | **1,165** | **72,199** | **(54,920)** | **5,455** | **16,157** | **(238,158)** |
| Income tax | (9,295) | 532 | (3,688) | (367) | (26,520) | (404) | (23,375) | 1,558 | (2,328) | (5,481) | (52,669) |
| Non-controlling interest | (10,178) | - | 154 | - | (14,639) | - | (5,598) | 331 | (311) | (10,486) | (40,717) |
| **NET INCOME** | **20,663** | **(502)** | **22,693** | **279** | **43,917** | **761** | **43,226** | **(53,031)** | **2,816** | **190** | **(331,544)** |
| | | | | | | | | | | | |
| **EBITDA** | **96,257** | **(1,327)** | **4,766** | **996** | **89,253** | **1,184** | **139,727** | **(24,043)** | **9,410** | **32,469** | **342,833** |
| **ADJUSTED EBITDA** | | | | | **141,591** | | | | | **40,991** | **403,692** |

# Appendix: Balance Sheet per Company

Figures in Thousands of S/

| | Infrastructure | | | | | | Energy | Engineering & Construction | | Real Estate | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balance Sheet (Thousands of S/)** | NORVIAL | SURVIAL | UNNA Transporte | CANCHAQUE | LINEA 1 | LA CHIRA | UNNA Energia | CUMBRA | CUMBRA Ingenieria | VIVA | AENZA |
| Cash and Cash Equivalents | 88,834 | 40,259 | 19,460 | 3,946 | 168,194 | 8,651 | 138,008 | 151,988 | 37,088 | 116,173 | 998,250 |
| Other Current Assets | 20,350 | 13,399 | 85,629 | 3,627 | 183,677 | 9,056 | 172,532 | 1,000,727 | 138,390 | 332,836 | 1,850,552 |
| **Current Assets** | **109,184** | **53,658** | 105,089 | **7,573** | **351,871** | **17,707** | **310,540** | **1,152,715** | **175,478** | **449,009** | **2,848,802** |
| **Non Current Assets** | **335,855** | **19,546** | **31,315** | **467** | **682,488** | **12,574** | **597,033** | **1,074,708** | **7,851** | **167,603** | **3,231,379** |
| **Total Assets** | **445,039** | **73,204** | **136,404** | **8,040** | **1,034,359** | **30,282** | **907,573** | **2,227,424** | **183,329** | **616,612** | **6,080,181** |
| Borrowings | 41,100 | 10 | 3,213 | 10 | 29,594 | 5 | 35,213 | 25,454 | 519 | 46,692 | 678,492 |
| Other Current Liabilities | 31,066 | 49,457 | 88,947 | 3,063 | 79,201 | 1,294 | 137,697 | 1,644,712 | 139,733 | 213,469 | 2,006,064 |
| **Current Liabilities** | **72,166** | **49,467** | 92,160 | **3,073** | **108,795** | **1,299** | **172,910** | **1,670,166** | **140,252** | **260,161** | **2,684,556** |
| Borrowings | 187,199 | - | 2,684 | - | 599,346 | - | 115,092 | 2,333 | - | 12,020 | 1,139,032 |
| Other Non Current Liabilities | 6,472 | - | 9,414 | 493 | 100,634 | 28,222 | 173,077 | 119,554 | - | 0 | 806,799 |
| **Non Current Liabilities** | **193,671** | **-** | **12,098** | **493** | **699,980** | **28,222** | **288,169** | **121,887** | **-** | **12,020** | **1,945,831** |
| **Total Liabilities** | **265,837** | **49,467** | **104,258** | **3,566** | **808,775** | **29,521** | **461,079** | **1,792,053** | **140,252** | **272,181** | **4,630,387** |
| Equity attributable to controlling interest in the Company | 120,065 | 23,736 | 32,146 | 4,472 | 169,188 | 761 | 412,189 | 432,550 | 38,521 | 139,919 | 1,198,866 |
| Non-controlling Interest | 59,137 | 1 | 0 | 2 | 56,396 | - | 34,305 | 2,820 | 4,556 | 204,512 | 250,928 |
| **Total Equity** | **179,202** | **23,737** | **32,146** | **4,474** | **225,584** | **761** | **446,494** | **435,370** | **43,077** | **344,431** | **1,449,794** |
| **Total Liabilities and Equity** | **445,039** | **73,204** | **136,404** | **8,040** | **1,034,359** | **30,282** | **907,573** | **2,227,424** | **183,329** | **616,612** | **6,080,181** |

# Appendix: Backlog Report to 3Q2022

Figures in Thousands of US$

| Company | Initial Backlog | Executed Backlog | New Requests | | | | Backlog Total | Annual Backlog | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | TOTAL | 1Q - 2022 | 2Q -2022 | 3Q -2022 | | 2022 | 2023 | 2024+ |
| SURVIAL | 24,115 | 6,262 | 31,150 | 2,260 | 3,546 | 25,344 | 49,002 | 14,813 | 18,204 | 15,985 |
| CANCHAQUE | 7,899 | 1,882 | 403 | 275 | -35 | 163 | 6,420 | 668 | 2,850 | 2,902 |
| LA CHIRA | 3,510 | 812 | 358 | -159 | 237 | 280 | 3,056 | 270 | 1,008 | 1,778 |
| LINE 1 - LIMA METRO | 258,863 | 73,493 | 108,357 | 61,400 | 26,456 | 20,500 | 293,727 | 24,368 | 97,949 | 171,410 |
| UNNA TRANSPORTE | 151,365 | 43,498 | 81,743 | 29,053 | 33,995 | 18,695 | 189,610 | 21,536 | 70,086 | 97,988 |
| **INFRASTRUCTURE** | **445,752** | **125,947** | **222,010** | **92,829** | **64,198** | **64,982** | **541,815** | **61,655** | **190,097** | **290,064** |
| CUMBRA | 605,950 | 317,044 | 188,416 | 19,224 | 105,309 | 63,884 | 477,322 | 117,458 | 277,482 | 82,382 |
| VyV-DSD | 179,850 | 136,230 | 79,343 | 43,874 | -27,290 | 62,759 | 122,964 | 56,527 | 66,323 | 114 |
| MORELCO | 98,393 | 21,650 | 14,703 | 22,964 | 1,001 | -9,263 | 91,445 | 20,170 | 50,048 | 21,227 |
| CUMBRA INGENIERÍA | 23,172 | 49,190 | 36,840 | 3,751 | 26,528 | 6,562 | 10,822 | 7,717 | 2,558 | 547 |
| **ENGINEERING & CONSTRUCTION** | **907,364** | **524,114** | **319,303** | **89,813** | **105,548** | **123,942** | **702,553** | **201,872** | **396,411** | **104,270** |
| VIVA | 44,985 | 32,585 | 46,597 | 18,029 | 12,724 | 15,844 | 58,996 | 26,081 | 32,915 | 0 |
| **REAL ESTATE** | **44,985** | **32,585** | **46,597** | **18,029** | **12,724** | **15,844** | **58,996** | **26,081** | **32,915** | **0** |
| Eliminations | -113,472 | 0 | -19,786 | -4,518 | -9,490 | -5,779 | -133,258 | -10,824 | -45,135 | -77,299 |
| **TOTAL** | **1,284,629** | **682,647** | **568,123** | **196,153** | **172,980** | **198,990** | **1,170,106** | **278,784** | **574,288** | **317,035** |

# Appendix: Recurrent Businesses Report to 3Q2022

Figures in Thousands of US$

| Company | Initial | Executed Backlog | New Requests | | | | Total | Annual | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | TOTAL | 1Q - 2022 | 2Q -2022 | 3Q -2022 | | 2022 | 2023 | 2024+ |
| UNNA ENERGIA | 591,836 | 116,538 | 172,477 | 72,235 | 70,844 | 29,398 | 647,775 | 48,796 | 194,097 | 404,882 |
| NORVIAL | 165,345 | 42,988 | 74,966 | 42,794 | 24,108 | 8,063 | 197,323 | 17,987 | 60,433 | 118,903 |
| Eliminations | -25,868 | 0 | -10,525 | -10,019 | -11,275 | 10,769 | -36,393 | -5,545 | -10,371 | -20,477 |
| **TOTAL** | **731,313** | **159,526** | **236,918** | **105,011** | **83,678** | **48,230** | **808,705** | **61,238** | **244,158** | **503,309** |

## Appendix: Corporate Structure


AENZA
unna Infraestructura
unna Energía
VIVA
CUMBRA
línea 1 Metro de Lima 75.00%
norvial 67.00% ¹
survial 100.00%
canchaque 99.96%
Concesionaria La Chira 50.00%
UNNA Transporte 100.00%
Energy 95.00%
VIVA 99.54% ²
Almonte 50.45%
CUMBRA 99.39%
CUMBRA Ingeniería 89.41% ³
VIALYVIVES-DSD UNA EMPRESA DE CUMBRA 94.49%
MORELCO UNA EMPRESA DE CUMBRA 100.00%

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.
(2) 43.3% of the share capital in Viva is held by our subsidiary Cumbra.
(3) 57.7% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state.

# Notes to the Consolidated Results Report

**i) Adexus**

As of December 31, 2021, the sale of Adexus was recorded in the Financial Statements. As a result, the historical and for-the-period figures do not include the company as a continuous operation.

**ii) EBITDA**

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

**iii) Backlog**

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

**Contacts:**

**Fredy Chalco Aguilar**
*VP of Corporate Finance*
fredy.chalco@aenza.com.pe

**Paola Pastor Aragón**
*Head of Investor Relations*
paola.pastor@aenza.com.pe

www.aenza.com.pe